PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

08002609

7th May 2008

SEC Mail Processing Section
MAY 13 2008
Washington, DC
111

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 7th May 2008.

"Banda NW Update".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

PROCESSED
MAY 21 2008
THOMSON REUTERS

Enc

dlw 5/19

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Banda NW update

SEC Mail Processing
Section

MAY 13 2008

Washington, DC
111

The Banda NW appraisal well in PSC B, offshore Mauritania, reached target depth on April 12th encountering gas sands. The well was sidetracked into PSC A reaching target depth of 2727m on April 24th. Oil and gas intervals were encountered as predicted and similar to those seen in the discovery well Banda-1 approximately 2 kilometres to the east. Results of the wireline logging indicate that the sidetrack well intersected an 85 metre (gross) gas column and a 15 metre (gross) oil column.

The well has been suspended and the Atwood Hunter rig will now move to the Chinguetti field for planned well intervention work.

Participating Interests in the PSC Area A Joint Venture are:

Fusion / Premier Oil Companies	4.615%
PC Mauritania I Pty Ltd (Operator)	53.846%
Tullow Oil plc	24.300%
Mauritania Holdings B.V.	13.084%
ROC Group Companies	4.155%

Participating Interests in the PSC Area B Joint Venture are:

Premier Oil Mauritania B Limited	9.231%
PC Mauritania I Pty Ltd (Operator)	53.846%
Tullow Oil plc	21.600%
Mauritania Holdings B.V.	11.630%
ROC Group Companies	3.693%

7 May 2008

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END